

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

November 21, 2008

Via U.S. Mail

Bruce D. Davis, Jr.
General Counsel and Vice President
Sunoco Logistics Partners L.P.
Mellon Bank Center
1735 Market Street, Suite LL
Philadelphia, PA 19103-7583

> **Re: Sunoco Logistics Partners L.P.**
> **Form 10-K**
> **Filed February 26, 2008**
> **File Number 1-31219**

Dear Mr. Davis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Michael E. Karney
Tracey L. McNeil

Via Facsimile
Marci K. Donnelly
(215) 246-8113